Exhibit 4.2

Summary of 7 Haplada St., Or Yehuda Lease Agreement (November 7, 2000)

     Building at 7 Haplada St., Or Yehuda
     Lessor: Mordechai Yaron and Joseph Silberminz.
     Lessee: Aryt Industries Ltd.
     Size: approximately 4,500 square meters.
     Signing Date: November 7, 2000.
     Term of agreement: from October 1, 2000 until September 30, 2002. Monthly Lease fees: $37,000. $18,500 linked to the Israeli Consumer Price Index and 18,500 linked to the exchange rate of the Dollar but not less than 4.1 NIS per Dollar together with linkage to the US CPI as published by the Department of Trade and Commerce.
     Options: Two additional periods of two years each, from October 1, 2002 until September 30, 2006.